Bull Horn Holdings Corp.

801 S. Pointe Drive, Suite TH-1

Miami Beach, Florida 33139

VIA EDGAR

October 9, 2020

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Trade &Services

100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Amy Geddes

Re:	Bull Horn Holdings Corp. Registration Statement on Form S-1 Filed September 21, 2020 File No. 333-248940

Dear Ms. Geddes,

Bull Horn Holdings Corp. (the “Company” or “we”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission, dated October 5, 2020 regarding the Company’s Registration Statement on Form S-1 filed on September 21, 2020 (the “Registration Statement”). For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Form S-1 filed September 21, 2020

Summary Financial Data, page 18

1.	Refer to our previous comment 1. It does not appear you have considered “Actual” balances in your calculation of “As Adjusted” balances as of June 30, 2020. For example, you state deferred underwriting commissions are $2,250,000, which would calculate an “As Adjusted” balance in liabilities of $2,414,106, in consideration of both the “Actual” liabilities balance at June 30, 2020 of $164,106 and the deferred underwriting commissions of $2,250,000 associated with this offering. Please revise all “As Adjusted” figures to consider the “Actual” June 30, 2020 balances as well as the items associated with this offering or explain in detail why such figures should not be reflected in the “As Adjusted” column.

Response: We have revised our disclosure to clarify the calculation of the “As Adjusted” Working Capital and “As Adjusted” Total Assets.

2.	Refer to our previous comment 4. The adjustment to assets and working capital of $15,245 is not appropriate as it is already considered in the “Actual” June 30, 2020 figures. Please revise.

Response: We have revised our disclosure to clarify the calculation of the “As Adjusted” Working Capital and “As Adjusted” Total Assets.

3.	Refer to our previous comment 1. Your footnote (1) indicates the “As Adjusted” figures include the $3 million in proceeds you expect to receive from the sale of the private placement warrants, but the figures as presented in the table do not appear to reflect such proceeds. Please revise or advise.

Response: We have revised our disclosure to clarify the calculation of the “As Adjusted” Working Capital and “As Adjusted” Total Assets.

Ms. Amy Geddes

October 9, 2020

4.	Refer to our previous comment 2. Please revise your disclosure to specifically state, if true that net proceeds of $76 million reflects subtraction of the underwriting discount of $1.5 million and offering expenses of $0.5 million.

Response: We have revised our disclosure to clarify the calculation of the “As Adjusted” Working Capital and “As Adjusted” Total Assets.

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact to our counsel, Stuart Neuhauser, at sneuhauser@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Robert Striar
Robert Striar, Chief Executive Officer Bull Horn Holdings Corp.

cc:	Stuart Neuhauser, Esq.